EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended June 30, 2012
Fixed charges:
Interest expense*	$108
Estimated interest portion of rents	8

Total fixed charges	$116

Income:
Income from continuing operations before income taxes	$432
Fixed charges	116

Adjusted income	$548

Ratio of income to fixed charges	4.72

*         Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.